UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 4)


                          NEWFIELD EXPLORATION COMPANY
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    651290108
                                    ---------
                                 (CUSIP Number)

                                November 26, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ] Rule 13d-1(b)
                              [ ] Rule 13d-1(c)
                              [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                    ------------------------------
CUSIP No.  651290108                  13G         Page  2 of  10 Pages
------------------------------                    ------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Ventures, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]

                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,864,735
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,864,735
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,864,735
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           3.6%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------------                    ------------------------------
CUSIP No.  651290108                  13G         Page  3 of  10 Pages
------------------------------                    ------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Equity Partners, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]

                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             4,700,000
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            4,700,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,700,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------------                    ------------------------------
CUSIP No.  651290108                  13G         Page  4 of  10 Pages
------------------------------                    ------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg Pincus & Co.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]

                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             6,564,735
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            6,564,735
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,564,735
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.7%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------------                    ------------------------------
CUSIP No.  651290108                  13G         Page  5 of  10 Pages
------------------------------                    ------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC)
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]

                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             6,564,735
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            6,564,735
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,564,735
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.7%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            Page  6 of 10 Pages

     This Amendment No. 4 to the statement on Schedule 13G, filed with respect to the Common Stock (as defined below) of Newfield Exploration Company, a Delaware corporation (the "Company"), is filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC), a New York limited liability company ("WP LLC") and supercedes (i) the Schedule 13D filed by WPEP, WP and WP LLC on May 18, 1999, as amended on May 30, 2002 and October 4, 2002, relating to the common stock, par value $0.01 per share, of EEX Corporation, a Delaware corporation ("EEX"), and
(ii) the Schedule 13G filed by Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"), WP and WP LLC on February 3, 1994, as amended on January 7, 1997, February 5, 1997 and February 2, 1999 relating to the common stock, par value $0.01 per share, of the Company. Unless the context otherwise requires, references herein to the "Common Stock" are to the common stock of the Company, par value $0.01 per share.

     WPI no longer beneficially owns any Common Stock.

     Pursuant to the Agreement and Plan of Merger, dated as of May 29, 2002 by and among the Company, Newfield Operating Company and EEX, as of the Effective Time (as defined therein), all of the Series B Cumulative Perpetual Preferred Stock, no par value, of EEX beneficially owned by WPEP, WP and WP LLC was converted into an aggregate of 4,700,000 shares of Common Stock.

Item 1(a):        Name of Issuer:
----------        ---------------

     The name of the issuer is Newfield Exploration Company (the "Company").

Item 1(b):        Address of Issuer's Principal Executive Offices:
----------        ------------------------------------------------

     The Company's principal executive office is located at 363 N. Sam Houston Parkway E., Suite 2020, Houston, Texas, 77060.

Item 2(a):        Name of Person Filing:
----------        ----------------------

     This Amendment No. 4 to the Schedule 13G (this "Schedule 13G") with respect to the Common Stock (as defined in Item 2(d) below) of the Company is filed by:

          (i) Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), with respect to the shares of Common Stock it directly owns;

          (ii) Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), with respect to the shares of Common Stock it and an affiliated entity directly own;

                                                            Page  7 of 10 Pages

          (iii) Warburg Pincus & Co., a New York general partnership ("WP"), with respect to its indirect beneficial ownership of the shares of Common Stock owned by WPV and WPEP; and

          (iv) Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC), a New York limited liability company ("WP LLC"), with respect to its indirect beneficial ownership of the shares of Common Stock owned by WPV and WPEP.

     WPV, WPEP, WP and WP LLC are hereinafter sometimes collectively referred to as the "Reporting Persons." The sole general partner of WPV is WP. WP LLC manages WPV. The sole general partner of WPEP is WP. WP LLC manages WPEP. The members of WP LLC are substantially the same as the partners of WP. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):        Address of Principal Business Office or, if None,
----------        -------------------------------------------------
                  Residence:
                  ----------

     The address of the principal business office of the Reporting Persons is 466 Lexington Ave., New York, N.Y. 10017.

Item 2(c):        Citizenship:
----------        ------------

     WPV and WPEP are organized under the laws of the state of Delaware. WP and WP LLC are organized under the laws of the state of New York.

Item 2(d):        Title of Class of Securities:
----------        -----------------------------

     Common Stock, $0.01 par value ("Common Stock")

Item 2(e):        CUSIP Number:
----------        -------------

     651290108

Item 3:           If this statement is filed pursuant to Rules 13d-1(b) or
-------           --------------------------------------------------------
                  13d-2(b) or (c), check whether the person filing is a:
                  ------------------------------------------------------

     (a)   [ ]    Broker or dealer registered under Section 15 of the Act,
     (b)   [ ]    Bank as defined in Section 3(a)(6) of the Act,
     (c)   [ ]    Insurance Company as defined in Section 3(a)(19) of the Act,
     (d)   [ ]    Investment Company registered under Section 8 of the
                  Investment Company Act of 1940,
     (e)   [ ]    Investment Adviser in accordance with Rule 13d-1
                  (b)(1)(ii)(E),
     (f)   [ ]    Employee Benefit Plan or Endowment Fund in accordance with
                  13d-1 (b)(1)(ii)(F),
     (g)   [ ]    Parent Holding Company or control person in accordance with
                  Rule 13d-1 (b)(1)(ii)(G),

                                                            Page  8 of 10 Pages

     (h)   [ ]    Savings Association as defined in Section 3(b) of the Federal
                  Deposit Insurance Act,
     (i)   [ ]    Church Plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940,
     (j)   [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:           Ownership:
-------           ----------

     A. Warburg, Pincus Ventures, L.P.
        ------------------------------

          (a)  Amount beneficially owned: 1,864,735

          (b) Percent of class: 3.6% The percentages used herein and in the rest of this Schedule 13G are calculated based upon 51,599,736 outstanding shares of Common Stock, which represents the sum of
               (i) the 44,499,736 shares of Common Stock issued and outstanding as of November 8, 2002, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and
               (ii) 7,100,000 shares of Common Stock issued pursuant to the merger of Newfield Operating Company with and into EEX, as reflected in the Company's Interim Report on Form 8-K dated November 27, 2002.

          (c)  Number of shares as to which such person has:
                    (i)   Sole power to vote or direct the vote: 0
                    (ii)  Shared power to vote or direct the vote: 1,864,735
                    (iii) Sole power to dispose or direct the disposition: 0
                    (iv)  Shared power to dispose or direct the disposition:
                          1,864,735

     B. Warburg, Pincus Equity Partners, L.P.
        -------------------------------------

          (a)  Amount beneficially owned: 4,700,000*
          (b)  Percent of class: 9.1%
          (c)  Number of shares as to which such person has:
                  (i)   Sole power to vote or direct the vote: 0
                  (ii)  Shared power to vote or direct the vote: 4,700,000*
                  (iii) Sole power to dispose or direct the disposition: 0
                  (iv)  Shared power to dispose or direct the disposition:
                        4,700,000*

          *Includes 258,500 shares held by an affiliate of WPEP.

     C. Warburg Pincus & Co.
        --------------------

          (a)  Amount beneficially owned: 6,564,735
          (b)  Percent of class: 12.7%
          (c)  Number of shares as to which such person has:
                  (i)   Sole power to vote or direct the vote: 0
                  (ii)  Shared power to vote or direct the vote: 6,564,735
                  (iii) Sole power to dispose or direct the disposition: 0

                                                            Page  9 of 10 Pages

                  (iv)  Shared power to dispose or direct the disposition:
                        6,564,735

     D. Warburg Pincus LLC
        ------------------

          (a)  Amount beneficially owned: 6,564,735
          (b)  Percent of class: 12.7%
          (c)  Number of shares as to which such person has:
                  (i)   Sole power to vote or direct the vote: 0
                  (ii)  Shared power to vote or direct the vote: 6,564,735
                  (iii) Sole power to dispose or direct the disposition: 0
                  (iv)  Shared power to dispose or direct the disposition:
                        6,564,735

Item 5:           Ownership of Five Percent or Less of a Class:
-------           ---------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:           Ownership of More than Five Percent on Behalf of Another
-------           --------------------------------------------------------
                  Person:
                  -------

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7:           Identification and Classification of the Subsidiary Which
-------           ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  -----------------------------------------------------
                  Holding Company:
                  ----------------

     Not applicable.

Item 8:           Identification and Classification of Members of the Group:
-------           ----------------------------------------------------------

     Not applicable.

Item 9:           Notice of Dissolution of Group:
-------           -------------------------------

     Not applicable.

                                                            Page  10 of 10 Pages

Item 10:          Certification:
--------          --------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 5, 2002

                                        WARBURG, PINCUS VENTURES, L.P.

                                        By: Warburg Pincus & Co., its general
                                        partner

                                        By:  /s/Scott A. Arenare
                                        ----------------------------------------
                                        Name:   Scott A. Arenare
                                        Title:  Partner


                                        WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                        By: Warburg Pincus & Co., its general
                                        partner

                                        By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                        Name:   Scott A. Arenare
                                        Title:  Partner


                                        WARBURG PINCUS & CO.


                                        By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                        Name:   Scott A. Arenare
                                        Title:  Partner


                                        WARBURG PINCUS LLC


                                        By:  /s/ Scott A. Arenare
                                        ----------------------------------------
                                        Name:   Scott A. Arenare
                                        Title:  Managing Director